Via Facsimile and U.S. Mail
Mail Stop 6010

February 14, 2006

Mr. David E. Robinson
Chairman of the Board, President,
Chief Executive Officer and Director
Ligand Pharmaceuticals Incorporated
10275 Science Center Drive
San Diego, CA 92121-1117

Re: Ligand Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed November 18, 2005
Form 10-K for the Fiscal Year Ended December 31, 2003
Filed March 12, 2004
File No. 000-20720

Dear Mr. Robinson,

        We have completed our review of your Forms 10-K and related filings and have
no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant